2010

FIRST QUARTER REPORT

for the three months ended December 31, 2009

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 24, 2010

OVERVIEW

This management’s discussion and analysis (“MD&A”) covers the operations of Tournigan Energy Ltd. (the “Company” or “Tournigan”) for the 3 months ended December 31, 2009 and subsequent activity up to February 24, 2010. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with Canadian GAAP as at September 30, 2009 and 2008.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, on the Company’s website at www.tournigan.com, or by requesting further information from the Company.

DESCRIPTION OF BUSINESS

Tournigan’s principal business activity is the sourcing, exploration and development of uranium mineral exploration properties in Slovakia.

Tournigan is a reporting issuer in British Columbia, Alberta, Ontario and Yukon, Canada and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC” and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

RESULTS OF CONTINUED OPERATIONS

These highlights of the Company’s activities in the three months ended December 31, 2009 and to January 27, 2010 were described in detail in the Company’s MD&A for the year ended September 30, 2009 and the following discussion should be read in conjunction with that MD&A.

The Company’s flagship uranium project in Slovakia is the 100% owned Kuriskova project.  The Company is focused on progressing the Kuriskova project through the steps to the feasibility stage, and if justified, to production. The Kuriskova uranium deposit currently hosts an NI 43-101 compliant resource of 14.65 million pounds U3O8 Indicated at 0.558% U3O8 and 17.90 million pounds Inferred at 0.215% U3O8 using a cut-off of 0.05%U (SRK Consulting US, Feb. 2009).

On October 19, 2009 the Company announced that it awarded Tetra Tech, Inc. of Golden, Colorado a contract for the preparation of an NI 43-101 compliant prefeasibility study of the Kuriskova uranium deposit. The work is underway and dependent on funding is expected to be completed in 2010. Tetra Tech is a full service consulting and engineering company to the mining industry with 10,000 employees and 250 offices worldwide.

As part of the prefeasibility study, Tournigan initiated a 5,000-metre drill program of step-out and infill drilling intended to upgrade resource from the Inferred to Indicated category at higher grade than the current Inferred Resource and to increase the overall size and grade of the Kuriskova deposit. Additionally, the program includes drill holes for geotechnical and hydrological data collection. The complete program will total over 15,000 metres.

The study will also incorporate metallurgical testing of representative Kuriskova samples to optimize the recovery of uranium and molybdenum as a by-product.

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The results of the studies will provide insight into a mine plan, infrastructure requirements and processing plant flow-sheet design for Kuriskova. It will also provide a basis for determining reserves, capital and operating costs, project economics and will address the environmental and permitting aspects of the project.

On November 3, 2009, the Company announced that it has completed its initial phase of metallurgical testing for the Kuriskova project. The test program was conducted on drill core samples representative of the mineralization and was performed at the Resource Development, Inc. (RDI) laboratory facilities in Wheatridge, Colorado.

The test results indicate that over 90 percent of the uranium and molybdenum can be recovered by pressure oxidation using a whole ore leach process in an alkaline (carbonate) media at a grind size of P80 150 mesh. This process represents a conventional technology used in the US and other countries for the treatment of uranium ores. The predominant uranium minerals are uraninite and coffinite. Additional test work is planned during the ongoing prefeasibility study to optimize the process parameters.

The 2009/2010 drill program is ongoing.

The results of the first seven drill holes were announced on November 9, 2009.  Results of two additional holes were announced on November 23, 2009 and results of eight more holes were announced on January 14, 2010. The most significant intercept, Hole LE-K-39, drilled in the northern portion of the Main Zone, returned 4.5 metres of 0.977% eU3O8. Two holes were abandoned at shallow depths due to technical difficulties.

Complete significant results from the downhole radiometric logging of the announced 2009 holes are presented in Appendix A, which can be viewed from this link: http://www.tournigan.com/i/pdf/KurlDrillResults.pdf.

On January 27, 2010 the Company announced the results from two additional exploration holes in what appears to be a new zone of mineralization, known as Zone 45.

Highlights of the two holes are:

•

LE-K-40 :  3.10 m @ 0.564% eU3O8, including 1.20 m @ 1.033% eU3O8

•

LE-K-41:   2.90 m @ 0.933% eU3O8, including 1.80 m @ 1.406% eU3O8

The two holes were drilled as step outs in Zone 45 where two discovery holes were previously announced November 23, 2009.  Hole LE-K-40 intersected mineralization approximately 15 metres east of hole LE-K-29 (2.0 m of 0.847 % eU3O8) and hole LE-K-41 deviated towards LE-K-32 and intersected mineralization approximately 10 metres west of hole LE-K-32 (2.5 m of 0.747% eU3O8). Zone 45 extends to the northwest from the Kuriskova Main Zone.  It is adjacent to, but at shallower depth and stratigraphically above the Kuriskova Main Zone and remains open along strike and depth.  The mineralization type, grade and thickness are similar to the Main Zone.

Drilling in this zone of Kuriskova was designed to test a radon and radiometric anomaly trending northwest from the current uranium resource.  The first drill hole, LE-K-29, was drilled 35 metres north of the current resource limit.  Based on the high grade intercept in that hole, Tournigan stepped out a further 20 metres to the northwest and drilled LE-K-32, which also intersected high grade mineralization.  Based on the results of the four holes, Tournigan plans to continue step out drilling to define the extent of this new high grade zone.

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The mineralization in Zone 45 occurs at a shallower depth (130 to 150 metres from surface) than the current Main Zone resource and occurs in interformational schist horizons in the hanging wall, rather than at the volcano-sedimentary contact which localizes the Main Zone.  It is speculated that this new zone may represent remobilization and redeposition of uranium along favorable structures.  The radon and radiometric anomalies extend at least 400 metres from the current resource boundary and this high grade zone remains open along strike.

Several exploration targets have been identified in the immediate area of the currently defined resource on the basis of airborne radiometric anomalies and surface radon gas and gamma spectrometry surveys. These can be viewed from this web link: http://www.tournigan.com/i/maps/KurDistExp.jpg. These targets could represent extensions to the known mineralization and/or satellite uranium deposits and will continue to be tested during this and the next phases of drilling.

Results so far lead to the expectation that the drilling will upgrade the resource in the northern as well as central (hanging wall) part of the deposit by moving more pounds of uranium into the Indicated resource category at higher grade than the current Inferred Resource.

Project Upside

Tournigan believes that the Kuriskova property has excellent upside potential for expanding the size and overall grade of the deposit through continuing exploration.

In addition to targets immediately adjacent to the defined resource, recently completed ground radiometric and radon gas-in-soil surveys indicate the presence of anomalies extending up to 300 metres northwest and 200 metres southeast of the currently defined resource.  Further interpretation of these new survey results may lead to identification of drill targets with potential to increase the size of the Kuriskova deposit or indicate the presence of satellite deposits.

The Preliminary Assessment projects a nominal mining rate of 750-800 tonnes of mineralized material per day using the underhand cut and fill mining method with paste backfill.  As further geotechnical and hydrogeological data for the project area are obtained, it may be possible to modify the mining method and increase the daily production rate and lower mining operating costs.  Exploration success may add to the size and overall grade of the deposit which could also contribute to a higher production rate and lower unit mining costs.

Other areas of upside for the project include: (1) reducing the project’s preproduction period and possibly construction capital cost, and (2) optimizing the process plant flowsheet and associated operating costs.

Pending funding, our plans are to complete a pre-feasibility study in 2010.

QUALIFIED PERSON

The Company’s President and Chief Executive Officer, Dorian L. (Dusty) Nicol, B.Sc. Geo, MA Geo, a Qualified Person as defined by NI 43-101, has reviewed and approved the exploration information and resource and reserve disclosures contained in this MD&A.

CHANGES IN ACCOUNTING POLICIES

On October 1, 2009 the Company changed its accounting policy for mineral property exploration expenditures.  In prior years the Company capitalized the acquisition cost of mineral properties and exploration expenditures directly related to specific mineral properties, net of recoveries received.

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Under the new policy, exploration expenditures incurred prior the determination of the feasibility of mining operations, and a decision to proceed with development has been made, are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or extend the life of existing production are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The impact of this change was to decrease mineral properties and increase the deficit by $34,356,810 at September 30, 2008 and to decrease mineral properties by $19,469,782 and non-current assets held for sale by $1,952,016 at September 30, 2009 and to increase the loss from operations by $4,445,160 and decrease the loss on disposal of discontinued operations by $17,380,172 for the year ended September 30, 2009.

The impact of this change was to decrease mineral properties and increase the deficit by $36,938,269 at December 31, 2008.  The comparative statements for the three months ended December 31, 2008 were restated for both the discontinued operations and the change in accounting policy.  The previously reported net loss for the three months ended December 31, 2008 was $1,388,122 which has been restated to $3,788,861 loss from continuing operations and $180,820 loss from discontinued operations for a net loss of $3,969,581.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Results of Operations for the three months ended December 31, 2009

For the periods presented, the Company had no revenues, no long term debt and did not declare or pay any dividends. For the three months ended December 31, 2009 the Company incurred a net loss of $2,912,061 or $0.02 per share, a decrease of $1,057,520 from the comparable period in fiscal 2008 restated net loss of $3,969,581.  Included in the net loss is $5,707 loss from discontinued operations in the three month period ended December 31, 2009 and $180,820 in the comparable period.

Expenses

Mineral exploration costs on the Slovakian uranium properties in the three months ended December 31, 2009 were $1,827,743 compared to $2,534,760 in the comparable period. The most significant component in both periods was drilling and assays at Kuriskova of $1,689,402 in the current period and $1,932,051 of the comparable period.

As previously reported the Company closed its Vancouver head office in January 2009 and terminated five head office employees.  On May 29, 2009, the Company surrendered the lease to the landlord and the Company was released from all remaining obligations of the lease.

As expected with this reduction all cash based expenses decreased from the current period to the comparable period.

Other Income

Interest income decreased commensurate with the decrease in the Company’s cash balances and the declining interest rate.  The Company sold its entire portfolio of shares of other companies in the 2010 first quarter for a net gain of $1,261.

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Discontinued Operations for the three months ended December 31, 2009

On January 27, 2010, the Company and Ortac Resources plc (“Ortac”) executed a share purchase agreement (“Share Purchase Agreement”) which superseded a June 7, 2009 option agreement pursuant to which Ortac had earned 20% of the Kremnica Shares by completion of the first milestone pursuant to the option agreement.  Pursuant to the Share Purchase Agreement Ortac will purchase and take possession of 80% of the Kremnica Shares on closing the amendment agreement for consideration of US$2 million to be paid in a combination of US$100,000 cash on the transfer of the shares of the Kremnica Shares to Ortac and delivery of a US$1,900,000 non-interest bearing promissory note (the “Promissory Note”), secured by all the assets of Ortac, that will be due for settlement upon Ortac completing a public listing (“IPO”) during 2010.  The Promissory Note will be paid as US$550,000 in cash and US$1,350,000 in Ortac shares to the equivalent cash value. The cash component will be paid from IPO proceeds and the shares will be issued at the IPO price.  If Ortac cannot pay the Promissory Note in 2010 it will have an extension of time to 2011 providing it pays the Company 50% of the net proceeds of all equity issues in 2011 until the Promissory Note is paid.

In addition, within 60 days of all required permits having been obtained to permit commercial production at the Kremnica property, Ortac will pay the Company US$3,750,000 cash or in Ortac shares to the equivalent cash value being $15.00 per ounce of the first 250,000 ounces of gold equivalent (gold plus silver) resource defined as proven and probable reserve in the bankable feasibility study.  Ortac will grant the Company a 2% net smelter return (“NSR”) royalty on gold and silver production from the Kremnica property as currently comprised which includes three exploration licenses  to a limit of the first 1 million ounces produced after which it will reduce to a 1% NSR royalty on the next million ounces, after which it will extinguish.

Ortac may buy 1% of the 2% NSR royalty granted to the Company at any time by paying the Company US$1 million cash.   Mr. Nicol was not involved in the negotiations with Ortac and as a director of each company, he did not vote on approving the renegotiated terms.

The division between cash and Ortac shares issued to the equivalent cash value is in both cases conditional upon the Company not owning more than 19.9% of the issued and outstanding shares of Ortac after the issuance of the shares to the Company.

Ortac owed the Company $47,263 at December 31, 2009 ($62,436 at September 30, 2009) for reimbursement of Kremnica operating expenses which were collected subsequently.

Net assets of discontinued operations for Kremnica are summarized as follows:

Kremnica	December 31, 2009	September 30, 2009

Current assets	$ 37,571	$ 42,558
Non-current assets held for sale	333,032	338,739
Current liabilities	(85,280)	(77,109)
Non-current liabilities	(114,804)	(114,804)
Net assets	$ 170,519	$ 189,384

The September 30, 2009 balances have been revised for the change in accounting policy discussed above.

The loss from discontinued operations for Kremnica comprised amortization expense of $5,707 as Ortac is responsible for all costs to administer the Kremnica companies.

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	December 31 2009 $	September 30 2009 $	June 30 2009 $	March 31 2009 $	December 31 2008 $	September 30 2008 $	June 30 2008 $	March 31 2008 $
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(2,912,061)	(481,026)	(2,237,201)	(1,564,503)	(3,969,581)	(6,236,822)	(5,337,559)	(4,205,185)
Basic and diluted loss per share	(0.02)	(0.00)	(0.02)	(0.01)	(0.03)	(0.05)	(0.04)	(0.03)

The quarterly results have been revised for the change in accounting policy discussed above.

The Company is an exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company now expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury in part determines the levels of exploration.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash on hand at December 31, 2009, provides the Company with sufficient financial resources to carry out is exploration and operations through the 2010 financial year however, the Company expects to raise additional equity capital in 2010.  As a development stage company, the Company’s liquidity position decreases as expenses are incurred.  To mitigate this liquidity risk, the Company budgets both exploration and administration expenditures and closely monitors its liquidity position.

The Company’s expenditure commitments on its mineral properties are primarily at the Company’s discretion.  License fees and minimum work commitments are expected to be approximately $230,000 (EUR 145,000) for the fiscal 2010 year although the Company expects to fund considerably more than that amount as it moves to the pre-feasibility study as the next step on it Kuriskova project.

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

To date, the Company’s ongoing operations have been almost entirely financed by private placements and proceeds from the exercise of warrants and stock options.   While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

The Company began the three month interim period with cash and cash equivalents of $2,742,445.  During the three months ended December 31, 2009 the Company recovered $2,882,562 from operations net of working capital changes, received $17,983 proceeds on the sale of marketable securities and expended $1,773 to purchase equipment and recovered $13,158 from discontinued operations to end with cash and cash equivalents of $5,654,375 on December 31, 2009.

At February 24, 2010 the majority of the Companies stock options outstanding were “out-of-the-money”.  Should the market price of the Company’s stock price increase and stock options are exercised it would raise additional cash.

The Company’s bank accounts are with high credit quality financial institutions.  The Company has no risk exposure to asset backed commercial paper or auction rate securities.

TRANSACTIONS WITH RELATED PARTIES

On December 12, 2008 the Company retained the services of Doris Meyer, and her company Golden Oak Corporate Services Ltd. to perform the financial reporting and regulatory compliance functions for the company.   In the three month period ended December 31, 2009 Golden Oak was paid $25,500 compared to $4,250 in the comparable period. These amounts are presented within salaries and fees to directors and contractors.

The Company’s solicitors are Stikeman Elliott LLP. Mr. Poulus is a partner in the firm. Stikeman Elliott fees are billed based on time spent by other Stikeman Elliott personnel on providing services to the Company. In the three months ended December 31, 2009 these fees were $33,033.

Accounts receivable, due from related parties and accounts payable and accrued liabilities balances include the following related party balances.  Due from related parties are unsecured and without interest.

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

	December 31, 2009	September 30, 2009	September 30, 2008
Accounts receivable - standing travel advance for CEO	$42,040	$42,828	$-
Accounts receivable from Ortac	47,263	62,436	-
Accounts receivable from Fischer-Watt	-	214,140	-
Due from related party from Fischer-Watt	817,678	833,005	-
	$906,981	$1,152,409	$-

Due to related parties	$94,627	$170,597	$31,863

OUTSTANDING SHARE DATA AS AT FEBRUARY 24, 2010

Authorized: an unlimited number of common shares without par value.

	Common Shares Outstanding	Stock Options Outstanding	Share Capital $
Balance, December 31, 2009 and February 24, 2010	122,697,859	6,423,333	108,370,841

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, deposits, due from related party, marketable securities and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, resource and commodity prices and market sentiment.

The prices of resource and commodity markets fluctuate wildly and are affected by many factors outside of the Company’s control. The relative prices of uranium and future expectations for such prices have a significant impact on the market sentiment for investment in mining and resource exploration companies. The Company relies on equity financing for its working capital requirements and to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Future Canadian accounting standards

Business combinations, non-controlling interest and consolidated financial statements- In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning October 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.   The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”) - The Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. Management is in the initial stages of reviewing the IFRS standards to identify GAAP differences which will impact the Company.

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words: "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict",  "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management’s discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company’s:

•

strategies and objectives;

•

interest and other expenses;

•

tax position and tax rates;

•

political unrest or instability in foreign countries and its impact on foreign assets;

•

the timing of decisions  regarding  the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for exploration properties;

•

estimates of the quantity and quality of mineral resources;

•

planned capital expenditures and estimates of reclamation and other costs related to environmental protection;

•

future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•

financial and operating objectives;

•

exploration, environmental, health and safety initiatives;

•

availability of qualified  employees for operations; and

•

outcome of legal proceedings and other disputes.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including risks that may affect operating or capital plans. This includes risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management’s discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

general business and economic conditions;

•

interest rates and foreign exchange rates;

•

the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;

•

the timing of the receipt of regulatory and governmental approvals for development projects and other operations;

•

the availability of financing for development projects on reasonable terms;

•

costs of production and production and productivity levels, as well as those of competitors;

•

the ability to secure adequate transportation for products;

•

the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

•

the ability to attract and retain skilled staff;

•

the impact of changes in foreign exchange rates on costs and results;

•

engineering and construction timetables and capital costs for development and expansion projects;

•

costs of closure of various operations;

•

market competition;

•

the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

•

tax benefits and tax rates;

•

the resolution of environmental and other proceedings or disputes; and

•

ongoing relations with employees and with business partners and joint venturers.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under "Risk Factors" in this management’s discussion and analysis. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise except as required by law.

RISK FACTORS

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The components of exploration costs are described in Schedule 1 to the interim consolidated financial statements for the three months ended December 31, 2009.

TOURNIGAN ENERGY LTD.

2010 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This MD&A uses the terms “Measured Resources” and “Indicated resources”. The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not “mineral reserves” do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This MD&A uses the term “Inferred Resources”. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an Inferred resource exists or is economically or legally mineable.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.tournigan.com.

2010

FIRST QUARTER REPORT

Interim consolidated financial statements

December 31, 2009

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2009	September 30, 2009
	(unaudited)	(revised note 3)
ASSETS

Current
Cash and cash equivalents	$5,654,375	$2,742,445
Accounts receivable	569,655	6,067,767
Marketable securities (note 4)	-	25,550
Prepaid expenses and deposits	107,936	77,239
Current assets held for sale (note 5)	37,571	42,558
	6,369,537	8,955,559

Due from related party (note 5 and 9(b))	817,678	833,005
Property and equipment (note 6)	229,563	267,965
Non-current assets held for sale (note 5)	333,032	338,739
	$7,749,810	$10,395,268

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$685,223	$558,427
Current liabilities related to assets held for sale (note 5)	85,280	77,109
	770,503	635,536

Non-current liabilities related to assets held for sale (note 5)	114,804	114,804

Shareholders' Equity
Share capital (note 8)	108,370,841	108,370,841
Contributed surplus (note 8)	9,735,365	9,594,901
Accumulated other comprehensive income	-	8,828

Deficit	(111,241,703)	(108,329,642)
	6,864,503	9,644,928
	$7,749,810	$10,395,268

Nature of operations and going concern (note 1)
Commitments (note 12)

On behalf of the Board:

/s/ “Michael Hopley”	/s/ “Dorian L. Nicol”
Michael Hopley, Director	Dorian L. Nicol, Director

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

Consolidated Statements of Operations

(expressed in Canadian dollars)

	Three months ended	Three months ended
	December 31,	December 31
	2009	2008
	(unaudited)	(unaudited)
		(revised note 3)

Mineral exploration costs (schedule 1)	$1,827,743	$2,478,144
Property investigations	-	56,616
	1,827,743	2,534,760

Employee salaries and fees to directors and contractors (note 9)	369,325	765,234
Stock-based compensation (note 8)	140,464	69,270
Public, government and investor relations	145,998	177,605
Audit, legal and other professional fees	87,635	126,899
Administration	131,719	182,970
Travel	151,845	167,693
Regulatory fees	2,598	3,931
	1,029,584	1,493,602

Interest income	2,824	46,701
Gain (loss) on sale of marketable securities	1,261	-
Impairment loss on marketable securities	-	(3,821)
Loss on disposal and write-off of equipment	-	910
Foreign exchange (loss) gain	(53,112)	195,811
	(49,027)	239,601
	(2,906,354)	(3,788,761)
Loss from discontinued operations (note 5)	(5,707)	(180,820)
	$(2,912,061)	$(3,969,581)

	$(86,907,844)	$(65,720,521)
Adjustments for change in accounting policy (note 3)	(21,421,798)	(34,356,810)
	(108,329,642)	(100,077,331)
Loss for the period	(2,912,061)	(3,969,581)

$(111,241,703)	$(104,046,912)

$(0.02)	$(0.03)
$(0.00)	$(0.00)
$(0.02)	$(0.03)
122,697,859	122,697,859

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

Consolidated Statements of Comprehensive Loss

(expressed in Canadian dollars)

	Three months ended	Three months ended
	December 31,	December 31
	2009	2008
	(unaudited)	(unaudited)
		(revised note 3)
Net loss	$(2,912,061)	$(3,969,581)
Other comprehensive income:
Reclassification adjustment for realized gains	8,828	-
Comprehensive loss for the period	$(2,903,233)	$(3,969,581)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Three months ended	Three months ended
	December 31,	December 31,
	2009	2008
	(unaudited)	(unaudited)
		(revised note 3)
CASH FLOWS FROM (TO) OPERATING ACTIVITIES
Net loss for the period	$(2,912,061)	$(3,969,581)
Less:
Loss from discontinued operations (note 5)	5,707	180,820
Loss from continuing operations	(2,906,354)	(3,788,761)
Items not affecting cash:
Stock-based compensation	140,464	97,791
Unrealized foreign exchange (gain) loss	15,327	(130,796)
Impairment loss on marketable securities	-	3,821
Realized (gain) loss on sale of marketable securities	(1,261)	-
Amortization of property and equipment	40,175	58,814
	(2,711,649)	(3,759,131)
Net changes in operating balances:
Accounts receivable	5,498,112	(431,660)
Prepaid expenses and deposits	(30,697)	27,565
Accounts payable and accrued liabilities	126,796	319,320
	2,882,562	(3,843,906)

CASH FLOWS FROM (TO) INVESTING ACTIVITIES
Purchase of property and equipment	(1,773)	(5,736)
Proceeds on sale of marketable securities	17,983	-
	16,210	(5,736)

Cash and cash equivalents from (to) discontinued operations	13,158	(374,217)

Change in cash and cash equivalents for period	2,911,930	(4,223,859)
Cash and cash equivalents, beginning of period	2,742,445	12,583,450
Cash and cash equivalents, end of period	$5,654,375	$8,359,591

Supplemental cash flow information:
Cash paid during the period for interest	$-	$-
Cash paid during the period for income taxes	-	-

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

SCHEDULE 1

MINERAL PROPERTY EXPLORATION COSTS

(expressed in Canadian dollars) (unaudited)

	Three months ended December 31, 2009			Three months ended December 31, 2008
	Slovakia	Slovakia	Slovakia	Slovakia	Slovakia	Slovakia
	Kuriskova	Other	Total	Kuriskova	Other	Total

Licenses and permits	$ -	$ 4,504	$ 4,504	$ 212	$ 53	$ 265
Mapping and surveying	-	-	-	425	265	690
Drilling and assays	1,689,402	14,568	1,703,970	1,932,051	184,753	2,116,804
Personnel, administration and travel	58,154	1,478	59,632	214,218	70,344	284,562
Stock-based compensation	-	-	-	25,917	-	25,917
Socio-environmental studies	2,589	1,589	4,178	49,852	53	49,905
Studies and evaluations	55,459	-	55,459	-	1	1
	$1,805,604	$ 22,139	$1,827,743	$2,222,675	$ 255,469	$2,478,144

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Energy Ltd. (the “Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company’s principal business activity is the sourcing, exploration and development of mineral properties.

The Company has not generated revenues from operations.  These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.  The Company’s cash on hand at December 31, 2009 provides the Company with sufficient financial resources to carry out its exploration and operations through the 2010 financial year however, the Company expects to raise additional equity capital in 2010. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations.  The Company will be required to seek additional financing and while the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

The carrying values of mineral properties represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.  SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These unaudited interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s consolidated financial statements for the year ended September 30, 2009 except as discussed in this note and note 3 and should be read in conjunction with the September 30, 2009 financial statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for fair presentation have been included. Operating results for these interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2010. The majority of exploration costs are incurred in the months of April to October due to seasonal weather conditions in the Northern Hemisphere.

Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

New Accounting Standards

a)

Goodwill and intangible assets - The Company adopted the new CICA Section 3064, Goodwill and Intangible Assets, which has replaced the existing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs on October 1, 2009 with no material impact on the Company’s financial statements. The section contains standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Future Canadian accounting standards

b)

Business combinations, non-controlling interest and consolidated financial statements- In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning October 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.   The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

c)

International Financial Reporting Standards (“IFRS”) - The Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. CHANGE IN ACCOUNTING POLICY

On October 1, 2009 the Company changed its accounting policy for mineral property exploration expenditures.  In prior years the Company capitalized the acquisition cost of mineral properties and exploration expenditures directly related to specific mineral properties, net of recoveries received.

Under the new policy, exploration expenditures incurred prior the determination of the feasibility of mining operations, and a decision to proceed with development has been made, are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or extend the life of existing production are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICY (continued)

The impact of this change was to decrease mineral properties and increase the deficit by $34,356,810 at September 30, 2008 and to decrease mineral properties by $19,469,782 and non-current assets held for sale by $1,952,016 at September 30, 2009 and to increase the loss from operations by $4,445,160 and decrease the loss on disposal of discontinued operations by $17,380,172 for the year ended September 30, 2009.

The impact of this change was to decrease mineral properties and increase the deficit by $36,938,269 at December 31, 2008.  The comparative statements for the three months ended December 31, 2008 were restated for both the discontinued operations and the change in accounting policy.  The previously reported net loss for the three months ended December 31, 2008 was $1,388,122 which has been restated to $3,788,861 loss from continuing operations and $180,820 loss from discontinued operations for a net loss of $3,969,581.

4. MARKETABLE SECURITIES

	December 31, 2009	September 30, 2009
	$	$

Condor Resources PLC (“Condor”)	-	16,300
Nanika Resources Inc. (“Nanika”)	-	9,250

	-	25,550

During the three months ended December 31, 2009, the Company sold its remaining 1,900,000 common shares of Condor realizing a gain of $164 on the sale.  In the same period the Company sold 50,000 common shares of Nanika realizing a gain of $1,097 on the sale.

The Company recorded $8,828 in other comprehensive income as an unrealized gain in the year ended September 30, 2009 consisting of $3,580 for the 1,900,000 common shares of Condor and $5,250 for the 50,000 common shares of Nanika owned at September 30, 2009.

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Disposal of Kremnica Gold s.r.o and Kremnica Gold Mining s.r.o. (“Kremnica Shares”) -

On January 27, 2010, the Company and Ortac Resources plc (“Ortac”) executed a share purchase agreement (“Share Purchase Agreement”) which superseded a June 7, 2009 option agreement pursuant to which Ortac had earned 20% of the Kremnica Shares by completion of the first milestone pursuant to the option agreement.  Pursuant to the Share Purchase Agreement Ortac will purchase and take possession of 80% of the Kremnica Shares on closing the amendment agreement for consideration of US$2 million to be paid in a combination of US$100,000 cash on the transfer of the shares of the Kremnica Shares to Ortac and delivery of a US$1,900,000 non-interest bearing promissory note (the “Promissory Note”), secured by all the assets of Ortac, that will be due for settlement upon Ortac completing a public listing (“IPO”) during 2010.  The Promissory Note will be paid as US$550,000 in cash and US$1,350,000 in Ortac shares to the equivalent cash value. The cash component will be paid from IPO proceeds and the shares will be issued at the IPO price.  If Ortac cannot pay the Promissory Note in 2010 it will have an extension of time to 2011 providing it pays the Company entirely in cash from no less than 50% of the net proceeds of all equity issues in 2011 until the Promissory Note is paid.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

In addition, within 60 days of all required permits having been obtained to permit commercial production at the Kremnica property, Ortac will pay the Company US$3,750,000 cash or in Ortac shares to the equivalent cash value being $15.00 per ounce of the first 250,000 ounces of gold equivalent (gold plus silver) resource defined as proven and probable reserve in the bankable feasibility study.  Ortac will grant the Company a 2% net smelter return (“NSR”) royalty on gold and silver production from the Kremnica property as currently comprised which includes three exploration licenses  to a limit of the first 1 million ounces produced after which it will reduce to a 1% NSR royalty on the next million ounces, after which it will extinguish.

Ortac may buy 1% of the 2% NSR royalty granted to the Company at any time by paying the Company US$1 million cash.   Mr. Nicol was not involved in the negotiations with Ortac and as a director of each company, he did not vote on approving the renegotiated terms.

The division between cash and Ortac shares issued to the equivalent cash value is in both cases conditional upon the Company not owning more than 19.9% of the issued and outstanding shares of Ortac after the issuance of the shares to the Company.

Ortac owed the Company $47,263 at December 31, 2009 ($62,436 at September 30, 2009) for reimbursement of Kremnica operating expenses which were collected subsequently.

Net assets of discontinued operations for Kremnica are summarized as follows:

Kremnica	December 31, 2009	September 30, 2009
		(revised note 3)

Current assets	$ 37,571	$ 42,558
Non-current assets held for sale	333,032	338,739
Current liabilities	(85,280)	(77,109)
Non-current liabilities	(114,804)	(114,804)
Net assets	$ 170,519	$ 189,384

The loss from discontinued operations for Kremnica comprised amortization expense of $5,707 as Ortac is responsible for all costs to administer the Kremnica companies.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

6. PROPERTY AND EQUIPMENT

	December 31, 2009			September 30, 2009
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Computer and electronic equipment	$ 103,645	$ 71,905	$ 31,740	$ 101,872	$ 64,448	$ 37,424
Vehicles	67,218	36,109	31,109	67,218	31,841	35,377
Office and field equipment	276,749	114,124	162,625	276,749	100,477	176,272
Software	139,695	135,606	4,089	139,695	120,803	18,892
	$ 587,307	$ 357,744	$ 229,563	$ 585,534	$ 317,569	$ 267,965

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

7. FINANCIAL INSTRUMENTS

a)  Disclosures

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, deposits, due from related party, marketable securities, and accounts payable and accrued liabilities.

The fair values of cash and cash equivalents, accounts receivable, deposits, due from related party and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Marketable securities are recorded at quoted market prices.

b)  Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk - Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s bank accounts are with high credit quality financial institutions.  The Company has no risk exposure to asset backed commercial paper or auction rate securities.  The Company’s due from related party is unsecured and the Company monitors the collectability of these amounts closely.

Liquidity Risk - Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results.  The Company’s cash is primarily invested in business bank accounts which are available on demand. The Company’s cash on hand at December 31, 2009, provides the Company with sufficient financial resources to carry out is exploration and operations through the 2010 financial year however, the Company expects to raise additional equity capital in 2010.

Interest Risk - The Company’s only significant market risk exposure is interest rate risk. The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Foreign currency risk - The Company maintains its accounts in Canadian dollars. The Company’s expenditures in Slovakia and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Euro and the US Dollar. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are mainly incurred in Canadian and US dollars. The effect of a one percent change in the foreign exchange rate on the working capital items held in Euro and United States dollars would result in an approximate $7,800 decrease or increase, respectively, in net income or loss for the three months ended December 31, 2009 and shareholder’s equity as at December 31, 2009.  The Company has not hedged its exposure to currency fluctuations.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

7. FINANCIAL INSTRUMENTS (continued)

Price risk - The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

8. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance.

	Shares	Value	Contributed Surplus
	#	$	$
Issued as at September 30, 2009	122,697,859	108,370,841	9,594,901
Stock based compensation	-	-	140,464
Issued as at December 31, 2009	122,697,859	108,370,841	9,735,365

Escrow shares - There were 9,375 common shares held in escrow for all years presented. Subject to receipt of regulatory approval, the Company will request cancellation of the escrow agreement and return the shares to its treasury.

Options - The Company has a rolling stock option plan applicable to directors, employees and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. The exercise price of an option shall not be less than the discounted market price at the time of granting as prescribed by the policies of the TSX Venture Exchange. The maximum term of stock options is ten years from the grant date. Vesting terms are at the discretion of the directors.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

As at December 31, 2009, unchanged from September 30, 2009, the Company has stock options outstanding and exercisable as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price $	Number Exercisable #	Weighted Average Exercise Price $

0.22 to 0.99	3,675,000	3.91	0.53	1,375,001	0.51
1.00 to 1.99	2,173,333	1.83	1.56	2,173,333	1.56
2.00 to 2.99	400,000	2.06	2.97	400,000	2.97
3.00 to 3.99	175,000	2.25	3.43	175,000	3.43

	6,423,333	3.05	1.11	4,123,334	1.42

As at December 31, 2009, the intrinsic value of vested and unexercised options was $2,500.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

8. SHARE CAPITAL (continued)

Fair Value of Stock-Based Compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

During the three months ended December 31, 2009, the Company recorded $140,464 in stock based compensation for options vested during the period. The remaining fair value of the options granted in 2009 will be recognized as the options vest in fiscal year 2010.  There were no further options granted in the three months ended December 31, 2009.

During the three months ended December 31, 2008, the Company recorded $69,270 in stock based compensation expense and $28,521 in mineral exploration costs for options vested during the period.

Shareholders’ rights plan

The directors of the Company approved the adoption of a renewal shareholder rights plan, dated March 2, 2009 (the “Rights Plan”) which was ratified by the Company’s shareholders on April 6, 2009. The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Company’s annual meeting of shareholders to be held in 2012.

9. RELATED PARTY TRANSACTIONS AND BALANCES

a) Transactions

	Three months ended December 31, 2009	Three months ended December 31, 2008
Legal fees to a law firm in which a director is a partner	$33,033	$-
Consulting fees to companies controlled by officers	25,500	4,250

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

b) Balances

Accounts receivable, due from related parties and accounts payable and accrued liabilities balances include the following related party balances.  Due from related parties are unsecured and without interest.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

TABLE 10
	December 31, 2009	September 30, 2009	September 30, 2008
Accounts receivable - standing travel advance for CEO	$42,040	$42,828	$-
Accounts receivable from Ortac	47,263	62,436	-
Accounts receivable from Fischer-Watt	-	214,140	-
Due from related party from Fischer-Watt	817,678	833,005	-
	$906,981	$1,152,409	$-

Due to related parties	$94,627	$170,597	$31,863

10. SEGMENTED INFORMATION

Subsequent to the discontinued operations discussed in note 5, the Company now operates only in the uranium mineral exploration sector in Slovakia. The majority of the Company’s assets are located in Slovakia.

11.  MANAGEMENT OF CAPITAL

The Company considers its common shares and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.

The Company’s cash on hand at December 31, 2009 provides the Company with sufficient financial resources to carry out is exploration and operations through the 2010 financial year however, the Company expects to raise additional equity capital in 2010.

TOURNIGAN ENERGY LTD. (a development stage company)

2010 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended December 31, 2009 and 2008

(expressed in Canadian dollars)

12. COMMITMENTS

Drilling contract - A subsidiary of the Company has entered into a drilling contract with a Slovakian drilling company whereby the Company has committed to drill 4,190 metres by December 31, 2010 at an estimated equivalent cost of $275 per metre.  If the Company terminates the contract a 15% penalty against the remaining commitment will be payable.

Mineral properties - The expenditures necessary to maintain the good standing of the Company’s mineral property licences and leases and mineral property agreements are as follows:

i)  Slovakia - Kuriskova - On June 7, 2005, the Company acquired a 100% interest in the Kuriskova uranium property located within the Cermel exploration license located in eastern Slovakia. The Cermel exploration license was renewed for 4 years in April 2009, with Company renewal options.   Licence fees and minimum work commitments are expected to be approximately $39,000 (EUR 25,000) for fiscal 2010.

ii)  Slovakia - Other - In June 2005, the Company acquired 100% interests in the Novoveska Huta and the Svabovce and Spissky Stiavnik uranium properties, all located in eastern Slovakia. Past production was recorded on each of these properties. The Novoveska Huta property is included within the Spisska Nova Ves mining and exploration licence. The Svabovce and Spissky Stiavnick uranium properties are included within the Spisska Teplica exploration licence. Both the Spisska Nova Ves and Spisska Teplica exploration licences were renewed for 4 years in April 2009 and May 2009, with Company renewal options. In August 2006, the Company acquired a 100% interest in the Kluknava licence, also in eastern Slovakia, which expires in August 2010 with Company renewal options. In August 2008, the Company acquired the Chrast nad Hornadom licence which expires in October 2010 with Company renewal options. The Vitaz exploration licence was granted in April 2009 for 4 years with Company renewal options. Aggregate licence fees and minimum work commitments for these other Slovakian uranium properties are expected to be approximately $190,000 (EUR 120,000) for fiscal 2010.